GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB 3T3


SUPPL

January 18, 2005

NEWS RELEASE

Major Drill Program to Start Immediately on Diamond Property at Shulin Lake, Alaska

A drill rig has been mobilized to Shulin Lake and drilling is expected to commence this week. Technical advances on the property last year include the recovery of G-9 pyropes and megacryst garnets that, together with other indicator minerals found in the preceding years, show a mainstream diamond source of likely eclogitic origin.

Microdiamonds were found in hole 22 (the last one drilled in 2004). A follow-up on further samples from hole 22 found no more microdiamonds, but additional eclogitic garnets were present (microprobe results are still outstanding). Last year's reinterpretation of an airborne magnetic survey undertaken in 2000 showed that this hole was at the edge of one of the two most prominent anomalies. The reinterpretation indicates several targets which could be due to intrusive bodies or pipes. The two major targets representing large, circular anomalies will be drilled first.

Due to these important technical advances, a major program is planned for a total of US $1 million.

The project is a joint venture between Golconda (51%), Shulin Lake Mining, a private company (39.8%), and another company holds 9.2%. Guenter Liedtke is the designated qualified person responsible for exploration on the project.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB. T2P 3T3

December 14, 2004

NEWS RELEASE

Golconda Updates Drilling at Wapawekka, Saskatchewan

The drill program at Golconda Resources Ltd.'s Wapawekka / Wert Lake project is now completed for the 2004 season.
The program consisted of four drill holes (total footage of 1195m (3919 ft)). The drilling tested **Anomaly Four,** the central anomaly out of seven on-strike magnetic anomalies. **Anomaly One** and **Anomaly Seven** each intersected the center part of massive sulfide bodies with elevated copper, zinc, silver and gold values, and will be followed up during next year's summer program to test for economic grades in the centre of these systems. The four holes which tested **Anomaly Four** intersected the same zone which contains the massive sulfide lenses in **Anomaly One**.

Samples from holes D-3 and D-4 were sent to ALS Chemex in Vancouver, BC for assaying for gold, platinum, palladium, silver and 26 other elements. D-3, a short hole drilled to a depth of 118m (386ft), reached the basement at 90m (296ft). The first 6m, from 90-96m (296-316ft), showed anomalous gold values of up to 211 ppb, high potassium values, thin quartz veining and strong oxides. The rest of the hole intersected a gabbro. A step-out hole to intersect the complete zone is planned for 2005.

D-4 intersected a 21m (70ft) wide zone of disseminated sulfides (sulfides also occur on fractures and in veinlets), banded chalcedonic quartz veinlets, and zones of hydrothermal microbrecciation. Results are expected soon.

About the Wapawekka / Wert Lake Project
The property, which is situated about 35 km southeast of La Ronge, has a size of 15 000 ha (37 500 ac). A third party group of private investors can earn a 30 percent interest in the property by spending one million dollars in exploration on the property (see news release of October 18, 2004).

In 2001 Golconda intersected a large massive sulfide lens. In 1990, about 15km to the west, a company intersected 17 m of semi-massive sulfides. Both carry copper, zinc, gold and silver values.
An airborne survey in April showed five similar anomalies along the same horizon. The just-completed first phase of the one million dollar program tested **Anomaly Four**. **Anomaly Two** will be tested when Golconda and their partner resume drilling early in 2005.

G. Liedtke and G. Jacob are the designated qualified persons responsible for exploration on the project. Results from hole D-4 will be reported when received.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB. T2P 3T3

#82-3167

December 17, 2004

NEWS RELEASE

New Indicator Minerals and Geophysics Reveal Greater Diamond Potential on Alaskan Property

Airborne Magnetic Survey

A recent re-evaluation of the airborne magnetic survey flown over the Shulin Lake, Alaska property revealed numerous intrusive-style magnetic anomalies, both small stocks or pipes and dikes. Therefore, it is significant that hole 22, drilled in March of this year, was situated at the rim of one of these pipe-like features outlined by the magnetic survey. Material from this hole recovered three micro diamonds (see news release from October 6, 2004) in an 8kg sample. Further samples from this hole (22) and the two nearest holes (17 & 20) have been sent for caustic dissolution and diamond testing. Results are expected in early January.

Diamond Indicator Minerals

Purple and orange garnets were observed while inspecting the fusion residues from the samples submitted for micro diamond testing, and were sent to R. L. Barnett, Geological Consulting Inc., for microprobe analysis. Five purple garnets submitted were G-9 garnets and twelve orange garnets were high magnesium pyropes (19-20% MgO), with high titanium content indicating a strong eclogitic component. Of particular importance is that a low manganese content shows that these fall into the field of diamond-associated garnets (diamond-associated garnets are those included in diamonds, occurring in diamond-bearings samples, or occurring inside the diamond stability field). Also, the calcium/chrome ratio is that of garnets associated with diamonds and not with graphite. The geochemistry of the garnets compares well with other eclogitic-dominated diamond systems.

Although diamond inclusion chromites and other indicator minerals had been detected by microprobe before, this is the first time that pyropes have been found on the Shulin Lake property. This is likely due to the fact that hole 22 is drilled into the pipe-like anomaly. The pyropes and the pipe-like anomalies detected by the recent re-evaluation of the magnetic survey are the last two pieces of the puzzle needed to confirm the excellent diamond potential of the property.

The company is excited about the progress made of late, with further results expected in early January and a major drill program planned to start in February, 2005.

The project is a joint venture between Golconda (51%), Shulin Lake Mining, a private company (39.8%), and another company holds 9.2%. G. Liedtke and G. Jacob are the designated qualified persons responsible for exploration on the project.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.

Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3
Tel. (403) 232-6828 - Fax (403) 232-8650

November 29, 2004

NOTICE TO READER

The interim consolidated balance sheets, and the interim consolidated statements of loss, deficit and cash flows for the period ended September 30, 2004 have been compiled by Management of Golconda Resources Ltd. The Company's auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.

Readers are cautioned that these statements may not be appropriate for their purposes.

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2004	December 31, 2003
Assets		
Current		
Cash	$ -	$ 7,059
Accounts receivable	5,537	-
Prepaid expenses	3,243	3,243
Loans receivable	-	8,000
	8,780	18,302
Mineral properties and deferred expenditures - Note 3	4,680,588	3,964,444
Capital - Note 2	4,357	4,357
Mineral reclamation deposits	58,201	48,501
	$ 4,751,926	$ 4,035,604
Liabilities		
Current		
Bank indebtedness	$ 3,971	$ -
Accounts payable and accrued liabilities	362,584	393,433
Advances from shareholders	20,513	27,812
Loans payable	60,500	-
	447,568	421,245
Shareholders' equity		
Share capital - Note 4	12,231,613	11,496,363
Warrants	240,000	120,000
Contributed surplus	334,379	214,000
Deficit	(8,501,634)	(8,216,004)
	4,304,358	3,614,359
	$ 4,751,926	$ 4,035,604

Approved by the Board:

____________________, **Director**
Guenter J. Liedtke

____________________, **Director**
Terry S. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (116,528)	$ (94,496)	$ (285,630)	$ (214,808)
Add items not affecting cash				
Abandoned mineral claims	-	45,000	-	45,000
Stock based compensation	71,629	-	120,379	-
	(44,899)	(49,496)	(165,251)	(169,808)
Net change in non-cash working capital items				
Accounts receivable and accruals	1,401	(8,036)	(5,537)	(5,029)
Loans receivable	-		8,000	
Prepaid expenses	-	(8,010)	-	(8,010)
Accounts payable and accrued liabilities	58,003	(15,588)	(30,849)	(67,960)
Share subscriptions payable	-	-	-	(17,000)
Advances from shareholders	(33,699)	(46,391)	(7,299)	(14,517)
Loans payable	60,500	(30,000)	60,500	(39,483)
	41,306	(157,521)	(140,436)	(321,807)
Financing activities				
Issue of shares for cash				
on private placement	-	375,000	750,000	458,250
on exercise of stock options	52,500	40,000	108,500	40,000
on exercise of warrants	-	-	1,200	234,000
Costs of issuing shares	-	(2,475)	(4,450)	(3,277)
	52,500	412,525	855,250	728,973
Investing activities				
Exploration expenditures	(100,764)	(224,429)	(716,144)	(431,448)
Additions to deposits	-	(4,552)	(9,700)	(4,552)
	(100,764)	(228,981)	(725,844)	(436,000)
INCREASE (DECREASE) IN CASH	(6,958)	26,023	(11,030)	(28,834)
CASH, BEGINNING OF PERIOD	2,987	702	7,059	55,559
(BANK INDEBTEDNESS) CASH, END OF PERIOD	$ (3,971)	$ 26,725	$ (3,971)	$ 26,725

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Expenses				
Abandoned mineral claims	$ -	$ 45,000	$ -	$ 45,000
Administration fees	7,500	10,823	20,905	22,845
Annual general meeting	(540)	940	17,577	18,484
Dues, fees and memberships	166	107	5,616	6,860
Foreign exchange gain	-	(15,588)	-	(15,588)
General exploration	5,857	2,230	7,922	6,660
Investor relations	-	5,585	-	5,585
Office expenses	2,441	5,565	9,292	12,860
Office rent	6,923	8,982	20,773	36,272
Professional fees	2,085	1,763	8,402	9,396
Salaries	17,348	23,644	61,447	52,895
Shareholders' information	1,017	1,286	3,985	2,773
Stock based compensation	71,629	-	120,379	-
Stock exchange fees	750	751	3,700	3,450
Transfer agent	1,352	3,408	5,632	7,316
	116,528	94,496	285,630	214,808
LOSS FOR THE PERIOD	(116,528)	(94,496)	(285,630)	(214,808)
DEFICIT, BEGINNING OF PERIOD	(8,385,106)	(7,114,356)	(8,216,004)	(6,994,044)
DEFICIT, END OF PERIOD	$ (8,501,634)	$ (7,208,852)	$ (8,501,634)	$ (7,208,852)
LOSS PER SHARE	$ (0.002)	$ (0.002)	$ (0.007)	$ (0.005)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2003.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 8,381	$ 2,095
Computer equipment	10,206	7,944	2,262
	$ 20,682	$ 16,325	$ 4,357

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Properties Abandoned	Total September 30 2004	Total December 31 2003
Canada					
Ennis Lake	$ 15,174	$ 544,941		$ 560,115	$ 558,630
Lone Peak	60,757	350,634		411,391	399,784
Peter Lake	10,145	32,571		42,716	38,326
Red Lake	5,207	30,785		35,992	35,067
Wapawekka	1,740	699,639		701,379	659,576
Wert Lake	1,873	171,563		173,436	134,863
	94,896	1,830,133	-	1,925,029	1,826,246
United States					
Merger	-	7,286		7,286	-
Monitor Flats	16,559	76,878		93,437	82,003
Ralston Valley	60,513	276,474		336,987	197,114
Shulin Lake, Alaska	138,210	856,876		995,086	805,694
South Monitor, Nevada	251,165	1,071,598		1,322,763	1,053,387
	466,447	2,289,112		2,755,559	2,138,198
				-	
	$ 561,343	$ 4,119,245		$ 4,680,588	$ 3,964,444

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued and outstanding

	Number of Common Shares	Stated Value
Balance, December 31, 2003	39,798,734	$ 11,496,363
Issued for cash		
Pursuant to private placements (net of share issue costs of $4,450)	3,000,000	625,550
Pursuant to exercise of stock options	345,000	108,500
Pursuant to exercise of warrants	6,000	1,200
Balance, September 30, 2004	43,149,734	$ 12,231,613

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are excercisable upon issuance and an option's maximum term is five years. Options may be granted at various times throughout the year and vest at the discretion of the Company's directors.

A summary of the status of the stock option plan as of September 30, 2004 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2003	3,405,000	0.30
Granted	1,025,000	0.26
Exercised	(345,000)	0.29
Expired	(655,000)	0.34
Outstanding, end of period	3,430,000	0.28

Note 4 - Share Capital *(Continued)*

c) Stock option plan

The following table summarizes information about stock options outstanding at September 30, 2004:

Exercise Price	Shares	Expiry Date
$ 0.35	800,000	October 17, 2005
$ 0.25	1,325,000	July 28, 2008
$ 0.25	280,000	November 11, 2008
$0.25	200,000	February 3, 2009
$0.31	175,000	April 12, 2009
$0.25	650,000	August 31, 2009
	3,430,000	

d) Warrants

A summary of the status of the common share purchase warrants as at September 30, 2004 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued (Exercised)	Expired	Outstanding at September 30, 2004
$0.20	November 28, 2004	300,000	(6,000)	-	294,000
$0.20	December 18, 2004	120,000	-	-	120,000
$0.35	February 21, 2005	1,500,000			1,500,000
$0.30	March 2, 2005	-	3,000,000	-	3,000,000
		1,920,000	2,994,000	-	4,914,000

Note 5 - Related Party Transactions

During the period the Company paid $65,950 for geological consulting fees and $25,500 for general and administrative fees to officers of the Company.

Accounts payable include $21,750 payable to officers of the Company.

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2004

(Unaudited)

Note 6 - Subsequent Events

1. On October 15, 2004 the Company entered into a two year Option to Purchase Agreement with a group of private investors, whereby the investors can earn a 30% interest in the Wapawekka/Wert Lake claims by spending a total of $1 million on exploration expenditures.

2. On October 15, 2004 the Company granted 75,000 stock options to a consultant at an exercise price of $0.25 to expire on October 14, 2009.

3. On November 2, 2004 the Company issued 50,000 shares at a deemed price of $0.30 per share as the final payment on a 4 year Option Agreement to acquire the Lone Peak property.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is November 29, 2004. This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the third quarter and first nine months of 2004 with those of the corresponding periods in 2003. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the relevant periods, copies of which are filed on the SEDAR website.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds 80% title to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarter:

Fiscal Quarter ended	**Sep 30 2004**	June 30 2004	March 31 2004	Dec 31 2003	Sep 30 2003	June 31 2003	Sep 30 2002	Dec 31 2002
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($116,528)	($115,559)	($53,543)	($1,221,960)	($94,496)	($64,943)	($55,369)	($235,236)
Basic Loss per share	(0.002)	($0.003)	($0.01)	($0.03)	($0.002)	($0.002)	$(0.001)	($0.005)
Total Assets	$4,751,026	$4,655,550	$4,473,600	$4,035,604	$4,644,501	$4,418,451	$4,391,520	$4,265,332
Total Liabilities	$447,568	$358,793	$154,734	$421,245	$251,290	$343,969	$252,095	$369,986

Mineral Exploration Activities

Nevada - Nye County

On August 23, 2004, the Company paid annual rental fees of US$125 per claim to the federal and government agencies for the following properties:

	Interest Held	No. of Claims	Amount Paid - C$
South Monitor	80%	43	$7,160.58
Ralston Valley	100%	60	$9,991.50
Monitor Flats:	100%	18	$2,997.45

South Monitor

The South Monitor property is located 40 km southeast of Tonopah, Nevada. The drilling program planned for late 2004 has been postponed to early 2005. An assessment of all the claims was made after completion of last spring's drilling program, and claims that showed no hydrothermal alteration (indicating potential gold mineralization) or were not considered strategically important, were not renewed. During the period ended September 30, 2004, the Company incurred $2,393 in exploration expenses on this property.

Ralston Valley

The Ralston Valley property is located 35 km northeast of Tonopah. Golconda did not renew 20 claims because the results from the 2004 drilling program showed that they were underlain by granite and therefore had no potential to carry gold mineralization.

On August 11, 2004, the Company announced the test results from four of the seven reverse circulation holes drilled in June-July 2004. The holes intersected hydrothermally altered Paleozoic sediments with anomalous gold and silver values. At a lower depth, the drilling intersected a sequence of laminated silty limestone, which is a favourable host-rock for gold deposits. Cross sections through the drilled area revealed the existence of a major fault that could localize a gold deposit at the intersection of the fault with the laminated limestone. No additional work has been carried out since July, but a new drilling program is planned for early 2005. During the three-month period ended September 30, 2004, the Company incurred $36,356 in exploration expenditures on this property.

Merger Claims

During the months of August and September 2004, the Company incurred $7,278 in exploration expenditures on these claims. The decision on whether to acquire these claims for additional future exploration will depend on the results from this initial work.

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator. During the period ended September 30, 2004, the Company incurred $20,827 in exploration expenditures on the property.

On October 6, 2004, Golconda announced receipt of test results from the drilling program carried out during the first quarter of 2004. Five holes were drilled (DSL 18 – DSL 22) from which 19 selected samples were sent to SGS Lakefield Research Limited for caustic fusion and diamond recovery. SGS Lakefield Research Limited identified three fragments in one 8 kg drill core sample consisting of unconsolidated material. The three fragments of transparent, white diamonds have the following dimensions: (0.66 x 0.43 x 0.41 mm); (0.29 x 0.20 x 0.10 mm); and (0.17 x 0.14 x 0.08 mm). The total weight was reported at 0.001 carats. The diamond drill bits used in the drilling program were certified to contain no natural diamonds. The diamondiferous sample was recovered from hole DSL 22. The drill holes were widely spaced with more than 200 m spacing. Hole DSL 22 was drilled 600 m north of the others. The holes were drilled to test a large (several kilometers diameter) circular topographical feature recognizable on a satellite photo. The drilling identified the centre of a volcanic system. Test results from additional core samples are expected soon.

In 2002, micro diamonds were found in hole DSL 10, about 3 km to the south. Golconda is pleased that it has succeeded in tracking these diamonds back to the volcanic centre, which is the possible source. The next drill program will continue to outline the diamond-bearing area of the volcanic centre, and a larger core sample will be taken around hole DSL 22, to test for the occurrence of larger diamonds. This work is planned to start in February 2005.

Wapawekka - Wert Lake Projects, Northern Mining District, Saskatchewan

The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in these two projects: Wapawekka West consists of 3 grouped claim blocks and one claim (7,207 hectares) - the single claim (35 hectares) was staked last summer; Wert Lake consists of 2 grouped claim blocks and 2 claims (7,322 hectares). In addition, two claims (6,646 hectares) were staked in Peter Lake, situated 350 km north of the town of La Ronge.

During the period ended September 30, 2004, the company incurred exploration expenditures in the amount of $7,558 on the Wapawekka West project and $7,600 on the Wert Lake project.

Subsequent Event

On October 18, 2004, the Company announced the start of a diamond drill program on the Wapawekka/Wert Lake project to be financed by a group of private investors. Effective October 15, 2004, a group of private investors acquired a two-year option to earn 30% interest in the property by incurring 1 million dollars in exploration work. The Company also announced the results of a magnetic survey carried out last May. The results show that the massive sulfide lens of magnetic pyrrhotite intersected by Golconda's diamond drill program in 2001 appears to continue for another 1.2 km to the south, with magnetic values increasing in that direction. The airborne survey map shows five additional similar anomalies located between the massive sulfide lens intersected by Golconda and one massive sulfide lens located 15 km to the west that was intersected by another company in

1990. Two of these five anomalies are the first target of the diamond drill program in search of areas of massive sulfide with economic copper and zinc grades. The large size and number of these anomalies give the property a substantial tonnage potential, and the recent increase in base and precious metal values has encouraged Golconda to shift its focus back to this property. The first phase of drilling started October 20, 2004 and will continue until December 20, 2004. Four holes have been drilled so far.

RESULTS OF OPERATIONS

During the period ended September 30, 2004, the Company sustained a loss of $116,528 or $0.002 per share compared to a loss of $94,496 or $0.003 for the three months ended September 30, 2003.

General and Administrative expenses were $116,528 compared to $94,496 for the three months ended September 30, 2003, the total includes $71,629 in stock- based compensation. The Company did not incur investor relations expenses.

LIQUIDITY AND CAPITAL RESOURCES

Golconda finances its activities primarily by the private placement of securities. During the quarter ended September 30, 2004, the Company received proceeds of $52,500 from the exercise of 150,000 director options at the price of $0.35 per share. Golconda incurred $100,764 in exploration expenditures compared to $224,429 in the three months ended September 30, 2003. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at September 30, 2004 was ($3,971) compared to $7,059 at December 31, 2003. Current accounts payables and accrued liabilities are $447,568 ($421,245 at December 31, 2003). At September 30, 2004, the Company's investment in resource property costs was $4,680,588 ($3,964,444 at December 31, 2003). Shareholder equity or net assets totaled $4,304,358 ($3,615,259 at December 31, 2003).

RELATED PARTY TRANSACTIONS

The Company paid to certain officers the following amounts: for geological consulting fees $65,950, for general and administrative services $25,000.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal or par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price $
	Balance, December 31, 2003	39,798,734	
Private Placement/Cash	March 3, 2004	3,000,000	0.25
Exercise of Options/Cash	March 22, 2004	50,000	0.25
Exercise of Options/Cash	April 26, 2004	145,000	0.30
Exercise of Warrants /Cash	April 27, 2004	6,000	0.20
Exercise of Options/Cash	August 23, 2004	150,000	0.35
	Balance, September 30, 2004	43,149,734	
*Prop. Interest Acquisition/non-cash	November 2, 2004	50,000	0.30(deemed)
	Balance, November 29, 2004	43,199,734	

**Please, see Subsequent Events below.*

a) Warrants

At September 30, 2004, there were 4,914,000 share purchase warrants outstanding, granting the right to the holders to purchase 4,914,000 common shares of the Company. Details of warrants outstanding at September 30, 2004 are disclosed in Note 4 d) to the unaudited interim consolidated financial statements. On August 17, 2004, the TSX Venture Exchange announced its consent to the extension of the expiry date of 1,500,000 non-transferable share purchase warrants to February 21, 2005.

b) Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants that conforms to the requirements of the TSX Venture Exchange and that has been approved by the shareholders. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon

issuance and an option's maximum term is five years. As at the date hereof, 3,505,000 stock options are outstanding. Details of stock options outstanding as at September 30, 2004 are disclosed in Note 4 c) to the unaudited interim financial statements.

On August 20, 2004, a director exercised 150,000 stock options at $0.35 per share; and on August 23, 2004 a total of 500,000 director options expired. On September 1st, 2004, the Company granted a total of 650,000 director options exercisable at a price of $0.25 per share for a five-year period expiring at the close of business on August. 31, 2009.

OTHER SUBSEQUENT EVENTS

On October 15, 2004, the Company granted 75,000 consultant options exercisable at $0.25 per share for a five-year period expiring at the close of business on October 14, 2009; and

On November 2, 2004, the Company issued 50,000 common shares pursuant to the terms of a 4-year option agreement dated October 15, 2001 and approved by the TSX Venture Exchange on November 1, 2001. The Company acquired the option to earn 90% interest in certain Lone Group mineral claims located in the Fort Steele Mining District, B.C., subject to a 2% smelter royalty retained by the vendor. For consideration, Golconda issued 50,000 common shares in 2001 and 50,000 common shares in 2002 and 2003 at the deemed price of $0.30 per share. With the issuance of the 50,000 common shares, the Company has paid the last anniversary installment, for a total payment of 200,000 common shares.

. . .

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue S. W.
Calgary, Alberta T2P 3T3

NOTICE TO READER

The interim consolidated balance sheets, and the interim consolidated statements of loss, deficit and cash flows for the three months ended March 31, 2004 have been compiled by Management of Golconda Resources Ltd. The Company's auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.

Readers are cautioned that these statements may not be appropriate for their purposes.

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

(Unaudited)

	March 31, 2004	December 31, 2003
Assets		
Current		
Cash	$ 218,378	$ 7,059
Accounts receivable	5,871	-
Prepaid expenses	3,243	3,243
Loans receivable	-	8,000
	227,492	18,302
Mineral properties and deferred expenditures - Note 3	4,184,735	3,964,444
Capital - Note 2	4,357	4,357
Mineral reclamation deposits	57,016	48,501
	$ 4,473,600	$ 4,035,604
Liabilities		
Current		
Accounts payable and accrued liabilities	154,222	$ 393,433
Advances from shareholders	512	27,812
	154,734	421,245
Shareholders' equity		
Share capital - Note 4	12,134,413	11,496,363
Warrants	240,000	120,000
Contributed surplus	214,000	214,000
Deficit	(8,269,547)	(8,216,004)
	4,318,866	3,614,359
	$ 4,473,600	$ 4,035,604

Approved by the Board:

(Signed) *"Guenter J. Liedtke"* , **Director**

(Signed) *"Terry S. C. Chan"* , **Director**

GOLCONDA RESOURCES LTD.

GOLCONDA RESOURCES LTD.

Consolidated Statements of Loss and Deficit

(Unaudited)

	Three Months Ended	
	March 31, 2004	March 31, 2003
Expenses		
General exploration	$ -	$ 1,980
Administration fees	6,405	6,522
Dues, fees memberships	4,605	299
Office expenses	4,149	4,470
Office rent	6,926	13,473
Professional fees	546	4,325
Salaries	23,988	17,877
Shareholders' information	1,494	1,070
Stock exchange fees	2,950	3,050
Transfer agent	2,480	2,303
Loss for the period	(53,543)	(55,369)
Deficit, beginning of period	(8,216,004)	(6,994,044)
Deficit, end of period	$ (8,269,547)	$ (7,049,413)
Basic loss per share	$ (0.001)	$ (0.001)

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended	
	March 31 2004	March 31 2003
Cash provided by (used for):		
Operating activities		
Loss for the period	$ (53,543)	$ (55,369)
Net change in non-cash working capital items		
Accounts receivable and accruals	(5,871)	2,805
Loans receivable	8,000	(1,609)
Share subscriptions payable	-	(17,000)
Accounts payable and accrued liabilities	(239,211)	(71,354)
Advances from shareholders	(27,300)	(16,018)
Loans payable	-	(34,483)
	(317,925)	(193,028)
Financing activities		
Issue of shares for cash		
on private placement	750,000	83,250
on exercise of warrants	-	234,000
on exercise of options	12,500	-
Costs of issuing shares	(4,450)	(802)
	758,050	316,448
Investing activities		
Deferred exploration expenditures	(220,291)	(176,456)
Mineral reclamation deposits paid	(8,515)	-
	(228,806)	(176,456)
Increase in cash	211,319	123,420
Cash, beginning of period	7,059	55,559
Cash, end of period	$ 218,378	$ 178,979

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

March 31, 2004

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2003.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 8,381	$ 2,095
Computer equipment	10,206	7,944	2,262
	$ 20,682	$ 16,325	$ 4,357

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total March 31 2004	Total December 31 2003
Canada				
Ennis Lake	$ 15,174	$ 544,364	$ 559,538	$ 558,630
Lone Peak	58,366	343,377	401,743	399,784
Peter Lake	10,145	30,181	40,326	38,326
Red Lake	5,207	30,520	35,727	35,067
Wapawekka	1,740	667,312	669,052	659,576
Wert Lake	1,873	144,159	146,032	134,863
	92,505	1,759,913	1,852,418	1,826,246
United States				
Monitor Flats	12,861	70,542	83,403	82,003
Ralston Valley	37,771	163,953	201,724	197,114
Shulin Lake, Alaska	138,210	686,917	825,127	805,694
South Monitor, Nevada	258,822	963,241	1,222,063	1,053,387
			-	
	447,664	1,884,653	2,332,317	2,138,198
			-	
	$ 540,169	$ 3,644,566	$ 4,184,735	$ 3,964,444

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued and outstanding

	Number of Common Shares	Stated Value
Balance, December 31, 2003	39,798,734	$ 11,496,363
Issued for cash		
Pursuant to private placements (net of share issue costs of $4,450)	3,000,000	625,550
Pursuant to exercise of stock options	50,000	12,500
Balance, March 31, 2004	42,848,734	$ 12,134,413

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest at the discretion of the Company's directors.

A summary of the status of the stock option plan as of March 31, 2004 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2003	3,405,000	0.30
Granted	200,000	0.25
Exercised	(50,000)	0.25
Expired	(150,000)	0.30
Outstanding, March 31, 2004	3,405,000	0.29

Note 4 - Share Capital *(Continued)*

The following table summarizes information about stock options outstanding at March 31, 2004:

Exercise Price	Shares	Expiry Date
$ 0.30	150,000	April 23, 2004
$ 0.35	650,000	August 22, 2004
$ 0.35	800,000	October 17, 2005
$0.25	1,325,000	July 28, 2008
$0.25	280,000	November 11, 2008
$0.25	200,000	February 3, 2009
	3,405,000	

d) Warrants

A summary of the status of the common share purchase warrants as of March 31, 2004 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued/ (Exercised)	Expired	Outstanding at March 31, 2004
$0.35	February 20, 2004	277,500		(277,500)	-
$0.35	August 21, 2004	1,500,000	-	-	1,500,000
$0.20	November 28, 2004	300,000	-		300,000
$0.20	December 18, 2004	120,000	-	-	120,000
$0.30	March 2, 2005	-	3,000,000	-	3,000,000
		2,197,500	3,000,000	(277,500)	4,920,000

Note 5 - Related Party Transactions

During the period the Company paid $16,500 for consulting and professional fees to officers and directors of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is May 31, 2004.

The interim management discussion and analysis ("MD&A") for the three months ended March 31, 2004, prepared as at May 31, 2004, is un update to the MD&A provided for the year ended December 31, 2003. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and with the 2003 annual report which contains the audited consolidated financial statements, and related notes, for the year ended December 31, 2003. Additional information is available online from the SEDAR website (www.sedar.com).

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds 80% title to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

Fiscal Quarter ended	Mar 31 2004	Dec 31 2003	Sept 30 2003	Jun 30 2003	March 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	($53,543)	($1,221,960)	($96,496)	($64,943)	($55,369)	($235,236)	($175,627)	($126,567)
Basic Loss per share	($0.01)	($0.03)	($0.002)	($0.002)	$(0.001)	($0.005)	($0.001)	($0.001)
Total Assets	$4,473,600	$4,035,604	$4,644,501	$4,418,451	$4,391,520	$4,265,332	$4,059,813	$3,822,266
Total Liabilities	$154,734	$421,245	$251,290	$343,969	$252,095	$369,986	$316,651	$494,608

Mineral Exploration Activities

During the three months ended March 31, 2004, the Company incurred deferred exploration costs on the following properties:

South Monitor - Nye County, Nevada

- The South Monitor property is located 40 km southeast of Tonopah, Nevada, and consists of unpatented 108 claims for a total of 2,280 acres. Golconda holds 80% interest in the claims.

In March 2004, to follow up on the results received from the reverse circulation drilling program carried out in 2003, which intersected the upper part of a vein system that could have potential high-grade, bonanza vein type mineralization at depth, Golconda started a diamond drill program at the property, to intersect these veins at a depth below 800 ft vertical. This is believed to be the upper limit of the boiling horizon. On May 21, 2004, the Company announced the results of the first diamond drill hole to a depth of 1,515 feet. From a depth of 10 feet, the hole intersected strong hydrothermal alteration with alternating vertical zones of silification and quartz veining, and wide zones of very strong clay alteration. High arsenic and antimony values in the first 760 ft occur in clay-altered and silicified zones alike. The assay analysis were carried out by ALS-Chemex with fire assay for gold and ICP for silver and twenty-six other elements. Gold and silver are increasing with depth in the vein zones with a high of 148g silver/tonne (4.31 oz Ag/ton) –the highest silver value ever encountered on the property. Gold reached a high of 0.297 g/tonne (0.009 oz/ton) from 660 to 674 ft. The results showed that the drilling overshot the zones of banded quartz veining which are expected to carry the high-grade gold-silver values in the boiling horizon, at depth. The next drill hole will intersect these veins at a depth below 750 ft. The Company plans to continue the program using a reverse circulation rig to a depth of 600 to 700 ft, followed by a diamond drill rig to deepen the holes to about 1,500 ft. The program will start as soon as a diamond rig can be secured.

During the first quarter ended March 31, 2004, the Company incurred $153,850 in exploration costs on this property.

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

During the period ended March 31, 2004, the Company drilled five holes on the property. The core samples were sent to Lakefield Laboratory for micro diamond analysis. The results are expected in June.

Wapawekka - Wert Lake, Northern Mining District, Saskatchewan

The Wapawekka Lake region is located 25 Km east-southeast of the Town of La Ronge. The Company holds 100% interest in 7 claim blocks (14,328 hectares). Subsequent to March 31, 2004, the Company announced the results of an airborne magnetic survey carried out during the month of April 2004. The massive sulphide zone of up to 60 meters of magnetic iron sulphide with low copper-zinc, intersected by the Company in 2001, is easily recognizable. The horizon can be followed for about 10 kilometres and seems to contain other massive sulphide bodies. A detailed analysis and interpretation of the survey data will be followed by a drilling program in search of areas of massive sulphide with economic copper and zinc grades. At March 31, 2004, the initial cost of the survey was $9,476 for the Wapawekka project and $11,169 for the Wert Lake project.

RESULTS OF OPERATIONS

During the period ended March 31, 2004, the Company sustained a loss of $55,543 or $0.01 per share compared to a loss of $55,369 or $0.01 for the three months ended March 31, 2003.

General and Administrative expenses were $ 55,543 compared to $55,369 for the three months ended March 31, 2003. The Company did not incur any investor relations expenses. Cost associated with corporate and regulatory compliance was $5,430 compared with $5,353 the three months ended March 31, 2003. Rental cost was $6,926 compared to $13,473 for the three months ended March 31, 2003; the decrease is due to the Company's change of office premises at the end of August 2003. The Company's annual rental for office premises for next year is approximately $30,000 including operating costs.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended March 31, 2004, the Company raised $762,500 in cash from equity financings compared to $316,449 in the three months ended March 31, 2003, and incurred $220,291 in deferred exploration expenditures compared to $176,456 in the three months ended March 31, 2003. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at March 31, 2004 was $218,378 ($178,979 at March 31, 2003). Current liabilities are $154,734 ($252,095 at March 31, 2003).

At March 31, 2004, the Company's investment in resource property costs was $4,184,735 ($4,331,910 at March 31, 2003). Shareholder equity or net assets totaled $4,318,866 at March 31, 2004.

Subsequent to March 31, 2004, the Company received proceeds of $43,500 from the exercise of one director options at the price of $0.30 per share; and $1,200 from the exercise of 6,000 warrants at the price of $0.20 per share.

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers the following amounts: for consulting and professional fees $10,500 (2003 - $9,350); for general administrative services $6,000(2003 - $5,000).

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2003	39,798,734	
Private Placement/Cash	March 3, 2004	3,000,000	0.25
Exercise of Options/Cash	March 22, 2004	50,000	0.25
	Balance, March 31, 2004	42,848,734	
Exercise of Options/Cash	April 26, 2004	145,000	0.30
Exercise of Warrants /Cash	April 27, 2004	6,000	0.20
	Balance, May 31, 2004	42,999,734	

Outstanding Warrants

At March 31, 2004, there were 4,920,000 warrants outstanding, granting the right to the holders to purchase 4,920,000 common shares of the Company. Details of warrants outstanding at March 31, 2004 are disclosed in Note 4 d) to the unaudited interim consolidated financial statements. Subsequent to March 31, 2004, 6,000 warrants were exercised at a price of $0.20 per share.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the plan, the Company may grant up to 10% of its issued and outstanding common shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years.

At March 31, 2004, there were 3,405,000 options outstanding. Subsequent to March 31, 2004, the Company granted 175,000 director options exercisable at the price of $0.31 share for a five-year period expiring at the close of business on April 12, 2009. On April 22, 2004, 145,000 director options were exercised at $0.30 per share; and 5000 director options expired at the close of business on April 23, 2004. As at the date hereof, 3,430,000 options are outstanding. Details of stock options outstanding at March 31, 2004 are disclosed in Note 4 c) to the unaudited interim consolidated financial statements.

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue S. W.
Calgary, Alberta T2P 3T3

NOTICE TO READER

The interim consolidated balance sheets, and the interim consolidated statements of loss, deficit and cash flows for the period ended June 30, 2004 have been compiled by Management of Golconda Resources Ltd. The Company's auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.

Readers are cautioned that these statements may not be appropriate for their purposes.

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2004	December 31, 2003
Assets		
Current		
Cash	$ 2,987	$ 7,059
Accounts receivable	6,938	-
Prepaid expenses	3,243	3,243
Loans receivable	-	8,000
	13,168	18,302
Mineral properties and deferred expenditures - Note 3	4,579,824	3,964,444
Capital - Note 2	4,357	4,357
Mineral reclamation deposits	58,201	48,501
	$ 4,655,550	$ 4,035,604
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 304,581	$ 393,433
Advances from shareholders	54,212	27,812
	358,793	421,245
Shareholders' equity		
Share capital - Note 4	12,179,113	11,496,363
Warrants	240,000	120,000
Contributed surplus	262,750	214,000
Deficit	(8,385,106)	(8,216,004)
	4,296,757	3,614,359
	$ 4,655,550	$ 4,035,604

Approved by the Board:

"Signed" , **Director**
(Guenter J. Liedtke)

"Signed" , **Director**
(Terry S. Chan)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Expenses				
Administration fees	$ 7,000.00	$ 5,500.00	$ 13,405.00	$ 12,022.00
Annual general meeting	18,117	17,544	18,117	17,544
Dues, fees and memberships	845	6,454	5,450	6,753
General exploration	2,065	2,450	2,065	4,430
Investor relations	-	-	-	-
Office expenses	2,702	2,825	6,851	7,295
Office rent	6,924	13,817	13,850	27,290
Professional fees	5,771		6,317	7,633
Salaries	20,111	11,374	44,099	29,251
Shareholders' information	1,474	417	2,968	1,487
Stock based compensation	48,750		48,750	-
Stock exchange fees	-	(351)	2,950	2,699
Transfer agent	1,800	1,605	4,280	3,908
	115,559	61,635	169,102	120,312
LOSS FOR THE PERIOD	(115,559)	(64,943)	(169,102)	(120,312)
DEFICIT, BEGINNING OF PERIOD	(8,269,547)	(7,049,413)	(8,216,004)	(6,994,044)
DEFICIT, END OF PERIOD	$ (8,385,106)	$ (7,114,356)	$ (8,385,106)	$ (7,114,356)
LOSS PER SHARE	$ (0.003)	$ (0.002)	$ (0.003)	$ (0.004)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (115,559)	$ (64,943)	$ (169,102)	$ (120,312)
Add items not affecting cash				
Stock based compensation	48,750	-	48,750	-
	(66,809)	(64,943)	(120,352)	(120,312)
Net change in non-cash working capital items				
Accounts receivable and accruals	(1,067)	202	(6,938)	3,007
Loans receivable	-		8,000	-
Accounts payable and accrued liabilities	150,359	18,982	(88,852)	(52,372)
Share subscriptions payable	-	-	-	(17,000)
Advances from shareholders	53,700	49,501	26,400	31,874
Loan payable	-	25,000	-	(9,483)
	136,183	28,742	$ (181,742)	(284,598)
Financing activities				
Issue of shares for cash				
on private placement	-	-	750,000	83,250
on exercise of stock options	43,500	-	56,000	-
on exercise of warrants	1,200	-	1,200	234,000
Costs of issuing shares	-	-	(4,450)	(802)
	44,700	-	802,750	316,448
Investing activities				
Exploration expenditures	(395,089)	(30,563)	(615,380)	(207,019)
Additions to deposits	(1,185)	-	(9,700)	-
	(396,274)	(30,563)	(625,080)	(207,019)
(DECREASE) INCREASE IN CASH	(215,391)	(30,563)	(4,072)	109,429
CASH, BEGINNING OF PERIOD	218,378	2,523	7,059	55,559
CASH, (BANK INDEBTEDNESS) END OF PERIOD	$ 2,987	$ (28,040)	$ 2,987	$ 164,988

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2003.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,476	$ 8,381	$ 2,095
Computer equipment	10,206	7,944	2,262
	$ 20,682	$ 16,325	$ 4,357

Note 3 - Mineral Properties and Deferred Expenditures

	Acquisition Costs	Exploration Costs	Total June 30 2004	Total December 31 2003
Canada				
Ennis Lake	15,174	544,529	559,703	558,630
Lone Peak	60,757	347,000	407,757	399,784
Peter Lake	10,145	32,171	42,316	38,326
Red Lake	5,207	30,385	35,592	35,067
Wapawekka	1,740	692,081	693,821	659,576
Wert Lake	1,873	163,963	165,836	134,863
	94,896	1,810,129	1,905,025	1,826,246
United States				
Monitor Flats	13,562	76,878	90,440	82,003
Ralston Valley	55,772	240,118	295,890	197,114
Shulin Lake, Alaska	138,210	836,049	974,259	805,694
South Monitor, Nevada	245,005	1,069,205	1,314,210	1,053,387
	438,987	2,145,372	2,674,799	2,138,198
	$ 533,883	$ 3,955,501	$ 4,579,824	$ 3,964,444

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

June 30, 2004

(Unaudited)

Note 4 - a) **Authorized**

Unlimited number of common shares of no par value

b) **Issued and outstanding**

	Number of Common Shares	Stated Value
Balance, December 31, 2003	39,798,734	$ 11,496,363
Issued for cash		
Pursuant to private placements (net of share issue costs of $4,450)	3,000,000	625,550
Pursuant to exercise of stock options	195,000	56,000
Pursuant to exercise of warrants	6,000	1,200
Balance, June 30, 2004	42,999,734	$ 12,179,113

c) **Stock option plan**

Under the Company's stock option plan, the Company may grant options to employees, officers and certain consultants of the Company up to 10% of its issued and outstanding common stock. stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are excercisable upon issuance and an option's maximum term is five years. Options may be granted at various times throughout the year and vest at the discretion of the Company's directors.

A summary of the status of the stock option plan as of June 30, 2004 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2003	3,405,000	0.30
Granted	375,000	0.28
Exercised	(195,000)	0.29
Expired	(155,000)	0.30
Outstanding, end of period	3,430,000	0.30

Notes to Consolidated Financial Statements

June 30, 2004

(Unaudited)

Note 4 - Share Capital *(Continued)*

c) Stock option plan

The following table summarizes information about stock options outstanding at June 30, 2004:

Exercise Price	Shares	Expiry Date
$0.35	650,000	August 23, 2004
$0.35	800,000	October 17, 2005
$0.25	1,325,000	July 28, 2008
$0.25	280,000	November 11, 2008
$0.25	200,000	February 3, 2009
$0.31	175,000	April 12, 2009
	3,430,000	

d) Warrants

A summary of the status of the common share purchase warrants as at June 30, 2004 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued (Exercised)	Expired	Outstanding at June 30 2004	
$0.20	November 28, 2004	294,000	-	-	294,000	
$0.20	December 18, 2004	120,000	-	-	120,000	
$0.35	February 21, 2005	1,500,000			1,500,000	(See Note 6)
$0.30	March 2, 2005	-	3,000,000	-	3,000,000	
		1,914,000	3,000,000	-	4,914,000	

Note 5 - Related Party Transactions

During the period the Company paid $30,800 for geological consulting fees and $13,000 for general and administrative fees to officers of the Company.

Accounts payable include $6,300 payable to an officer of the Company.

Note 6 - Subsequent events

On August 17, 2004 the TSX Venture Exchange consented to extending the expiry date on the warrants issued on August 22, 2003 from August 21, 2004 to February 21, 2005.

On August 20, 2004 an officer exercised 150,000 stock options at $0.35 per share for proceeds to the Company of $52,500. The remaining 500,000 stock options expired on August 23, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is August 30, 2004.

This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the second quarter and first six months of 2004 with those of the corresponding periods in 2003. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and with the 2003 annual report which contains the audited consolidated financial statements for the relevant periods, copies of which are filed on the SEDAR website.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds 80% title to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarter:

Fiscal Quarter ended	**Jun 30 2004**	Mar 31 2004	Dec 31 2003	Sept 30 2003	Jun 30 2003	March 31 2003	Dec 31 2002	Sep 30 2002
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Net Loss	($115,559)	($53,543)	($1,221,960)	($96,496)	($64,943)	($55,369)	($235,236)	($175,627)
Basic Loss per share	($0.003)	($0.01)	($0.03)	($0.002)	($0.002)	$(0.001)	($0.005)	($0.001)
Total Assets	$4,655,550	$4,473,600	$4,035,604	$4,644,501	$4,418,451	$4,391,520	$4,265,332	$4,059,813
Total Liabilities	$358,793	$154,734	$421,245	$251,290	$343,969	$252,095	$369,986	$316,651

Mineral Exploration Activities

During the three months ended June 30, 2004, the Company incurred deferred exploration costs on the following properties:

South Monitor - Nye County, Nevada

- The South Monitor property is located 40 km southeast of Tonopah, Nevada, and consists of unpatented 108 claims for a total of 2,280 acres. Golconda holds 80% interest in the claims.

The drilling program announced in March 2004 was completed during the first week of May 2004. Golconda's goal was to intersect a vein system that could have potential high-grade bonanza-type mineralization at a depth below 800 ft vertical. Golconda completed one diamond drill hole to a depth of 1,515 feet during the first week of May. On May 21, 2004, the Company announced the results of the drill hole. The assay analysis were carried out by ALS-Chemex with fire assay for gold and ICP for silver and twenty-six other elements. Gold and silver are increasing with depth in the vein zones with a high of 148g silver/tonne (4.31 oz Ag/ton) –the highest silver value ever encountered on the property. Gold reached a high of 0.297 g/tonne (0.009 oz/ton) from 660 to 674 ft. The results showed that the drilling overshot the zones of banded quartz veining which are expected to carry the high-grade gold-silver values in the boiling horizon, at depth. The Company plans to continue the program using a reverse circulation rig to a depth of 600 to 700 ft, followed by a diamond drill rig to deepen the holes to about 1,500 ft. The program will start later in 2004. During the second quarter ended June 30, 2004, the Company incurred $105,964 in exploration expenditures on this property.

Shulin Lake – Alaska

- The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 152 claims for a total of 16,000 acres. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator. Five holes were drilled on the property during the three-month period ended March 31, 2004 at a cost for Golconda of $149,132 paid during the period ended June 30, 2004. Results of core samples sent to Lakefield Laboratory for micro diamond analysis are expected soon.

Wapawekka - Wert Lake, Northern Mining District, Saskatchewan

The Wapawekka Lake region is located 25 Km east-southeast of the Town of La Ronge. The Company holds 100% interest in 7 claim blocks (14,328 hectares. During the month of April, the Company carried out an airborne magnetic survey and announced the results in May 2004. The massive sulphide zone of up to 60 meters of magnetic iron sulphide with low copper-zinc, intersected by the Company in 2001, is easily recognizable. The horizon can be followed for about 10 km and seems to contain other massive sulphide bodies. A detailed analysis and interpretation of the survey data will be followed by a drilling program in search of areas of massive sulphide with economic copper and zinc grades. During the period ended June 30, 2004, the Company incurred $24,769 in exploration expenditures on the Wapawekka project and $19,804 on the Wert Lake project, which included the completed airborne survey and a field inspection of possible drill sites. On April 20, 2004, the Company staked one additional claim (2166 hectares) that was added to the Wert Lake project.

Ralston Valley - Nevada

- The Ralston Valley property is located 35 km northeast of Tonopah, Nevada. It consists of 117 claims and covers an area of about 2.3 km by 3.5 km. The company holds 100% interest in the claims.

Subsequent to June 30, 2004, the Company drilled seven reverse circulation holes on the property. The total footage was 4600 feet. The initial drilling cost as at June 30, 2004 was $76,165.

On august 11, 2004, the Company announced the results from four drill holes. The holes intersected hydrothermally altered Paleozoic sediments with anomalous gold and silver values. At a lower depth, the drilling intersected a sequence of laminated silty limestone, which is a favourable host-rock for gold deposits. Cross sections through the drilled area revealed the existence of a major fault that could localize a gold deposit at the intersection of the fault with the laminated limestone. Further drilling is planned for the end of September.

RESULTS OF OPERATIONS

During the period ended June 30, 2004, the Company sustained a loss of $115,559 or $0.003 per share compared to a loss of $61,635 or $0.002 for the three months ended March 31, 2003.

General and Administrative expenses were $115,559 compared to $61,635 for the three months ended June 30, 2003, the total includes $48,750 in stock based compensation. The Company did not incur any investor relations expenses.

LIQUIDITY AND CAPITAL RESOURCES

Golconda finances its activities primarily by the private placement of securities. During the quarter ended June 30, 2004, the Company received proceeds of $43,500 from the exercise of 145,000 director options at the price of $0.30 per share, and $1,200 from the exercise of 6,000 warrants at the price of $0.20 per share. Golconda incurred $396,274n exploration expenditures compared to $30,563 in the three months ended June 30, 2003. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.
The Company's cash balance at June 30, 2004 was $2,987 compared to $7,059 at December 31, 2003. Current accounts payables and accrued liabilities are $358,793 ($421,245 at December 31, 2003). At June 30, 2004, the Company's investment in resource property costs was $4,579,824 ($3,964,444 at December 31, 2003). Shareholder equity or net assets totaled $4,296,757 ($3,615,259 at December 31, 2003).

Subsequent to June 30, 2004, the Company received proceeds of $52,500 from the exercise of 150,000 director options at the price of $0.35 per share.

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers the following amounts: for consulting and professional fees $30,800; for general administrative services $13,000.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price $
	Balance, December 31, 2003	39,798,734	
Private Placement/Cash	March 3, 2004	3,000,000	0.25
Exercise of Options/Cash	March 22, 2004	50,000	0.25
Exercise of Options/Cash	April 26, 2004	145,000	0.30
Exercise of Warrants /Cash	April 27, 2004	6,000	0.20
	Balance, June 30, 2004	42,999,734	
Exercise of Options/Cash	August 23, 2004	150,000	0.35
	Balance August 30, 2004	43,149,734	

Outstanding Warrants

At June 30, 2004, there were 4,914,000 warrants outstanding, granting the right to the holders to purchase 4,914,000 common shares of the Company. During the period ended June 30, 2004, 6,000 warrants were exercised at a price of $0.20 per share. Details of warrants outstanding at June 30, 2004 are disclosed in Note 4 d) to the unaudited interim consolidated financial statements. Subsequent to June 30, 2004, the TSX Venture Exchange issued a Bulletin, dated August 17, 2004, announcing its consent to the extension of the expiry date of 1,500,000 non-transferable share purchase warrants to February 21, 2005. The warrants were issued on August 22, 2003 and were exercisable until August 21, 2004. The original exercise price of $0.35 per share remains unchanged.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the plan, the Company may grant up to 10% of its issued and outstanding common shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Pursuant to the requirements made under the TSX Venture Exchange's policies, the "rolling" plan requires the annual approval of the shareholders of the Company. At the annual and special meeting of shareholders held on June 18, 2004, the plan was approved.

During the period ended June 30, 2004, the Company granted 175,000 director options exercisable at the price of $0.31 share for a five-year period expiring at the close of business on April 12, 2009; 145,000 director options were exercised at $0.30 per share; and 5000 director options expired.

Subsequent to June 30, 2004, 150,000 director options were exercised at $0.35 per share on August 20, 2004; and 500,000 director options expired at the close of business on August 22, 2004. As at the date hereof, 2,780,00 options are outstanding. Details of stock options outstanding at June 30, 2004 are disclosed in Note 4 c) to the unaudited interim consolidated financial statements.

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3

#82-3167


SEC MAIL
PROCESSING
RECEIVED
FEB 07 2005
WASH, D.C.
202
SECTION

October 06, 2004

NEWS RELEASE

Drilling discovers diamonds at Shulin Lake, Alaska.

Golconda Resources Ltd. and its joint venture partners are pleased to announce that they have received test results from this year's drilling program on the Shulin Lake property in Alaska.
Five holes were drilled (DSL 18 - DSL 22) from which 19 selected samples were sent to SGS Lakefield Research Limited for caustic fusion and diamond recovery. Each sampled weighed up to 8 kg.
Three micro diamonds were discovered which have the following dimensions: (0.66x0.43x0.41 mm) (0.29x0.20x0.10 mm) and (0.17x0.14x0.08 mm). All diamonds are white, transparent and fragments with the largest diamond showing some crystal faces.
The diamondiferous sample was recovered from hole 22. The drill holes were widely spaced with more than 200 m spacing. Hole 22 was drilled 600 m north of the others.
The holes were drilled to test a large (several kilometres diameter) circular topographical feature recognizable on the satellite photo. The drilling identified the centre of a volcanic system.

The diamond drill bits used in the program were certified to contain **no** natural diamonds. SGS Lakefield Research Limited carried out the caustic dissolution tests.
Gerhard Jacob, manager of exploration was the qualified person in the field and carried out the sampling and logging of the core.

In 2002 micro diamonds were found in drill hole DSL 10 about 3 km to the south. Golconda is pleased that it has succeeded to track these diamonds back to its volcanic centre which, is the possible source for the diamonds.
The western and northern part of the circular feature have not been drilled yet and will be the target of the next drill program.

The property is 51% owned by Golconda and the retaining interest is held by Shulin Lake Mining Inc. and by Shear Minerals Ltd. a TSX Venture listed company.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke - Ph: (403) 232-6828 Fax: (403) 232-8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3


SEC MAIL
PROCESSING
RECEIVED
FEB 07 2005
WASH, D.C.
202
SECTION

September 01, 2004

NEWS RELEASE

Drilling at Ralston Valley, Nevada shows Golconda on right track

A Paleozoic laminated limestone /siltstone sequence intersected by a mineralizing structure or fault has been recognized in the Carlin area of Nevada as the main carrier of large high-grade gold deposits.
Recently, the same rock and fault configuration has been found to contain large high grade gold deposits in the Cortez, Nevada area as well. Golconda believes similar conditions are existing on its Ralston valley prospect, which is covered 95% by alluvial sand and gravel.
Seven reverse circulation drill holes tested this idea in an area of 5,000 ft. x 5,000 ft. (1.5 km x 1.5 km). For the initial results see the news release of 11. August 2004.

Five holes were drilled within a 2,000 ft. (600 m) wide northwest striking belt of the Cambrian "Gold Hill" quartzite and extended over 5,000 ft. along trend. All holes show the presence of past hydrothermal activity with anomalous gold, silver and associated metal values.

Hole RV-13 located 2,500 ft. (760 m) west of the quartzite unit and reached a depth of 1,140 ft. (348m). At 740 ft. (225 m) it went into quartzite and intersected the highly prospective laminated silty limestone from 800 ft. to 1,080 ft. (244 m to 329 m).
The underlying siltstone shows no anomalous values, whereas the laminated limestone sequence shows persistent anomalous gold (up to 35 ppb) and silver (up to 2 ppm) values with associated high arsenic, barium and phosphorus. These values are highly significant, because this hole could be more than 1,500 ft (500 m) west of the expected mineralizing structure.

RV-14 had to be abandoned due to drilling difficulties at 540 ft. (165 m) and was only 750 ft (230 m) west of the quartzite belt intersecting the siltstone from 400 ft. to 540 ft. The siltstone was altered to clay from 400 to 500 ft.

The final 30 ft. of RV-14, although still being in the siltstone sequence, show already increasing gold-silver values. Barium with 3,890 ppm and phosphorous with 7,780 ppm are substantially higher than the values in hole RV-13.
A major fault running between RV-14 with siltstone showings at 400 ft. depth and RV-15 with the overlying quartzite still occurring at 830 ft. (253 m) has a displacement of at least 650 ft. (200m).

The drill program succeeded in showing the existence of laminated silty limestone which is host to major ore deposits elsewhere in Nevada and the presence of a major fault which is connected to a gold and silver carrying hydrothermal system. The drilling also narrowed the position of this fault down to a belt of less than 750 ft. (230m).
The samples were analyzed by ALS Chemex in Vancouver, BC. and Guenter Liedtke is the qualified person on the project.
Additional drilling of this highly prospective zone is expected to start before the end of September.

The company is granting 650,000 options at C$ 0.25 to three directors. These options have a term of 5 years and replace expired options.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail:golcondaresources@telus.net website:www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3

August 11, 2004

NEWS RELEASE

Golconda intersects a widespread hydrothermal system in gravel-covered pediment in Nevada

Golconda's Ralston Valley claims, located 35km northeast of Tonopah, cover an area of about 2.3 km by 3.5 km (approximately 3.4 sections). An Ordovician limestone-siltstone sequence is overlain by an over-thrusted Cambrian quartzite, schist and limestone sequence ("Gold Hill Quartzite"). They have been intruded by a granite of Cretaceous age.
There are two targets: the first is a laminated silty limestone sequence similar to one which contains 50 million ounces of gold in the Carlin-Central area and produces very high-grade intercepts in recent drilling in the Cortez area of the Battle Mountain trend; the second is a quartzite sequence which carries important gold-silver ore bodies at the periphery of this granite at Belmont, Manhattan and Gold Hill.

Results have been received from four drill holes (RV-9 to RV-12) of a seven-hole program. Holes RV-9 and 11 went through quartzite into granite at 300 ft and 610 ft, respectively. Weak hydrothermal activity shows up as clay alteration associated with anomalous gold, arsenic and antimony values.

Holes RV-10 and 12 drilled 500ft to 750ft further away from the granite show markedly increased hydrothermal activity as sericite and clay alteration and anomalous gold (29 ppb) silver (1.2 ppm) antimony (34 ppm) arsenic (52 ppm) and bismuth (27 ppm). Results from hole RV-15, which has been drilled another 500 ft away from the granite and was terminated at 830 ft within the quartzite sequence, again show a further increase in hydrothermal alteration and consistent sulfide mineralization below 400 ft. Sand and gravel thickness encountered in the drill holes range from 75 ft to 530 ft. Sulfides in the first four holes were very rare; assay results are still outstanding.

RV- 13 and 14 drilled a further 2500 ft and 1000 ft, respectively, and intersected hydrothermally-altered Ordovician sediments that could contain high-grade Carlin-type gold mineralization. Assay results are expected soon.

Golconda believes that, at a certain distance from the granite, a zone exists which has the highest potential to contain significant gold-silver mineralization. The drilling so far seems to confirm this by showing a marked gradient in the hydrothermal alteration. This is particularly significant in light of the fact that the hydrothermal system covered by the drill holes consists of an area measuring at least 1.5 km x 1.5 km.

Guenter Liedtke is the qualified person on the project. The drilling program will continue once the assay results have been received from ALS Chemex of Vancouver, the company performing the assays.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail:golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.

Suite 780, 521 – 3rd Avenue S.W. Calgary, Alberta T2P 3T3 Canada

"FOR IMMEDIATE RELEASE"

NEWS RELEASE

DATE: August 6, 2004

Amendment to Warrant Term

Golconda Resources Ltd. (Symbol: GA-V) announces an application to the TSX Venture Exchange to extend the term for the exercise of 1,500,000 Warrants issued pursuant to a private placement of treasury shares on August 22, 2003.

The private placement consisted of 1,500,000 common shares, issued at the price of $0.25 per share, and 1,500,000 warrants. Each warrant entitles the holder to purchase one additional common share at the price of $0.35 per share for a one-year period expiring at the close of business on August 21, 2004. One Insider participated with 10% in the Private Placement.

The application seeks to extend the expiry date of the warrants to February 21, 2005. The exercise price remains unchanged.

ON BEHALF OF THE BOARD

Guenter J. Liedtke, President & CEO

For further information, please contact Guenter J. Liedtke, President & CEO at:
Tel.: (403) 232-6828 Fax: (403) 232-8650 e-mail: golcondaresources@telus.net
Website: www.golcondaresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3

June 18, 2004

NEWS RELEASE

Drilling Starts at Ralston Valley, Nevada

On the 19th of June, Golconda Resources will start a 5000 ft, 12-hole reverse circulation drill program on the Ralston Valley property. The property is located 35km northeast of Tonopah, Nevada, in the Baxter Spring area at the southern tip of the Toquima Range. Carlin-type gold mineralization occurs here in Paleozoic carbonaceous siltstones, shales and limestones.

On the Carlin trend, in the Goldstrike sub-district, a sequence of Paleozoic shales and siltstones overlies beds of "laminated silty limestone". Although small ore bodies occur in all rock types, 50 million ounces of gold out of a total of 63 million occur in the lower "laminated silty limestone" sequence. Furthermore, the great majority of the gold mineralization occurs either in contact with, or within one kilometer of a Mesozoic intrusion.

At Baxter Spring, gold mineralization is controlled by high-angle faulting and by the presence of thin limestone beds in the upper siltstone sequence. The lower "laminated silty limestone" sequence does not outcrop but occurs 3km to the northeast.

Golconda's claims cover an area of about 2.3km by 3.5km (approx. 3.4 sections) and are situated to the southeast of the outcropping Paleozoic rocks at Baxter Spring. The claims are mainly covered by sand and gravel, and by sporadic outcrops of "Gold Hill" quartzite, which occurs on the eastern part of the claims as an overthrust blanket, thought to represent the "Roberts' Mountain Thrust" of the Carlin area.

Here, the most prospective "laminated silty limestone" sequence is projected to occur. The eastern boundary of the claims is also the contact with a Mesozoic intrusion. This area has never been drilled. With known Carlin-type gold mineralization occurring on the western part of Golconda's claims and the geology in the eastern part of the claims a near-perfect copy of the Carlin-Goldstrike setting, this area holds the greatest potential for significant Carlin-type gold.

Drilling on the South Monitor Property is scheduled to continue in Mid-August, when a diamond drill rig will become available.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail:golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3

October 18, 2004

NEWS RELEASE

Drilling Starts at Wapawekka, Saskatchewan

Golconda Resources Ltd. is pleased to announce that a diamond drill program is starting tomorrow on its Wapawekka/Wert Lake Project. The property is situated about 35 km southeast of La Ronge Saskatchewan.

The drillprogram will be financed by a third party group of private investors, who can earn a 30% direct interest in the Wapwekka/Wert Lake claims by spending 1 million dollars in exploration on the property.

A diamond drill program carried out by Golconda in 2001 intersected a large massive sulfide lens of magnetic pyrrhotite for a distance of about 600 m. Width of the massive sulfide lens, and values of copper, zinc, gold and silver, increased markedly along strike toward the southwest. Deteriorating base metal prices at that time made further exploration unattractive. Recent increases, especially in copper and precious metal prices, shifted Golconda's focus back to this property.

In May, *Goldak Airborne Surveys* carried out a magnetic survey for Golconda over the property. Results showed that the massive sulfide lens intersected by Golconda appears to continue for another 1.2 km to the south, with the magnetic values increasing in that direction.

About 15 km to the west, a drill hole brought down in 1990 by a different company intersected 20 m of semi-massive pyrrhotite with anomalous copper, zinc, gold and silver values. This hole clipped the outer edge of another anomaly similar to the one Golconda has drilled.

The airborne survey map shows another five similar anomalies in between the two confirmed massive sulfide lenses (see magnetic map on Golconda's website for details).Two of these anomalies will be the first targets of this drilling program.

The large size and number of these anomalies give the property a substantial tonnage potential. The increase in base and precious metal values encountered in the 2001 drilling over a distance of 600 m (highest values were: copper 0.1%, zinc 0.42%, gold 47 ppb, and silver 2.2 ppm) is very important as Golconda drilled only the tail end (600m) of a 1.8 km long anomaly.

Gerhard Jacob and Guenter Liedtke are the qualified persons on the project.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com